FORM 6-K



                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549



                            Report of Foreign Issuer



                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                        For period ending July 18, 2007

                               GlaxoSmithKline plc
                              (Name of registrant)



               980 Great West Road, Brentford, Middlesex, TW8 9GS
                    (Address of principal executive offices)


             Indicate by check mark whether the registrant files or
                 will file annual reports under cover Form 20-F
                                  or Form 40-F


                              Form 20-F x Form 40-F
                                       --


         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.

                                    Yes No x
                                       --

FOR IMMEDIATE RELEASE: Wednesday 18th July 2007, London (UK) and Rixensart (Belgium) - London Stock Exchange Announcement


GSK's Cervical Cancer Candidate Vaccine CervarixTM Receives Positive Opinion in
               Europe for Prevention of Cervical Cancer

GlaxoSmithKline (GSK) today announced that its cervical cancer candidate vaccine received a positive opinion from the European Committee for Human Medicinal Products (CHMP) for the prevention of precancerous lesions (high grade cervical intraepithelial neoplasia - CIN grades 2 and 3) and cervical cancer causally related to human papillomavirus types 16 and 18. This proposed indication is based on data generated in girls and women aged between 10 and 25.

The positive opinion was reached after the CHMP reviewed data from clinical trials in almost 30,000 females, including data from the largest Phase III cervical cancer vaccine efficacy trial to date1, which demonstrated that the candidate vaccine showed an excellent efficacy profile and was generally well tolerated.

"Today's positive opinion from the CHMP is great news for women across Europe. It is a significant step towards achieving our ambition - to provide women with protection against cervical cancer. Coupled with the excellent clinical trial results published recently, this news is further evidence of the great potential of our cervical cancer candidate vaccine," said JP Garnier, Chief Executive Officer of GSK.

The GSK cervical cancer candidate vaccine will now be proposed for final approval by the European Commission and a Marketing Authorisation could be granted in the coming months.

To date, over 40,000 women have participated or are currently taking part in clinical trials to evaluate the efficacy and immunogenicity of GSK's cervical cancer candidate vaccine. In completed clinical trials, GSK's cervical cancer candidate vaccine has been shown to be generally well-tolerated. 1


Novel adjuvant system

GSK's cervical cancer candidate vaccine is formulated with a novel proprietary adjuvant system called AS04, which is designed to enhance the immune response and increase the duration of protection against cancer-causing virus types. Duration of protection is particularly important as women may acquire infections throughout their lifetimes. Published data have shown that the vaccine formulated with this adjuvant system induces an immune response of higher magnitude and persistence compared to a GSK vaccine formulated with conventional aluminum hydroxide adjuvant alone. 2


Regulatory approvals and filings

Following its first licence in a major market granted by the Therapeutic Goods Administration (TGA) of Australia, CervarixTM is now available in Australia for the prevention of cervical cancer and precancerous lesions caused by human papillomavirus types 16 and 18 for use in females age 10 to 45 years.


GSK submitted a Biologics License Application (BLA) to the U.S. Food and Drug Administration (FDA) for GSK's cervical cancer candidate vaccine in March 2007, following earlier regulatory filings in Africa, Asia and Latin America.


Ongoing studies

Several clinical studies of GSK's cervical cancer candidate vaccine are ongoing and GSK expects to file additional data with regulatory authorities as these studies are completed. In January 2007, GSK announced that it had initiated the first study of its kind designed to compare the immunogenicity of its cervical cancer candidate vaccine, versus GardasilTM. The primary objective of the head-to-head trial is to compare the immune responses to cancer-causing virus types 16 and 18 in U.S. women 18 to 26-years-old. Secondary objectives include evaluating the immune responses to virus types 16 and 18 in women 27 to 35-years-old and 36 to 45-years-old. In addition, the study will compare immune responses to other cancer-causing virus types. Results are expected 12 months after patient enrollment is complete, with extended follow up continuing for approximately 17 months after the last study visit (month 7 through to month
24).


S M Bicknell
Company Secretary
18th July 2007


Notes to Editors

About cervical cancer

Cervical cancer is the second leading cause of cancer in women under 45, and causes over 270,000 deaths worldwide per year.3 It occurs when infection with the human papillomavirus becomes persistent, and progresses to cancer. Up to 80 per cent of sexually active women will acquire a human papillomavirus infection in their lifetime, with the risk of persistence increasing with age. 4,5,6 Approximately 100 types of human papillomavirus have been identified to date and, of these, approximately 15 virus types are considered to cause cervical cancer. 7,8 Virus types 16 and 18 are responsible for approximately 71.5 per cent of cervical cancers in Europe. 9


About GlaxoSmithKline and GlaxoSmithKline Biologicals

In the next five years, GSK expects to launch more major new vaccines: a vaccine to prevent pneumococcal disease, an improved flu vaccine for the elderly, and a meningitis combination vaccine for infants.

GlaxoSmithKline - one of the world's leading research-based pharmaceutical and healthcare companies - is committed to improving the quality of human life by enabling people to do more, feel better and live longer. For company information, please visit www.gsk.com/media.

GSK Biologicals (GSK Bio), one of the world's leading vaccine manufacturers, is headquartered in Rixensart, Belgium, where the majority of GlaxoSmithKline's activities in the field of vaccine research, development and production are conducted. GSK Bio employs more than 1,500 scientists, who are devoted to discovering new vaccines and developing more cost-effective and convenient combination products to prevent infections that cause serious medical problems worldwide. In 2006, GSK Bio distributed more than 1.1 billion doses of vaccines to 169 countries in both the developed and the developing world - an average of 3 million doses a day. Of those vaccine doses, approximately 136 million were doses of combination paediatric vaccines which protect the world's children from up to six diseases in one vaccine.

Cervarix is a trademark of the GlaxoSmithKline group of companies.

Gardasil is a trade mark of Merck & Co Inc.



Cautionary statement regarding forward-looking statements

Under the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995, the company cautions investors that any forward-looking statements or projections made by the company, including those made in this announcement, are subject to risks and uncertainties that may cause actual results to differ materially from those projected. Factors that may affect the Group's operations are described under 'Risk Factors' in the Operating and Financial Review and Prospects in the company's Annual Report on Form 20-F for 2006.



Inquiries:

U.S. Media Inquiries:                  Liad Diamond              (919) 483 2839
                                       Nancy Pekarek             (215) 751 7709
                                       Alice Hunt                (215) 751 7709

UK Media Inquiries:                    Philip Thomson            (020) 8047 5502
                                       Claire Brough             (020) 8047 5502
                                       Joss Mathieson            (020) 8047 5502

US Analyst/ Investor Inquiries:        Frank Murdolo             (215) 751 7002
                                       Tom Curry                 (215) 751 5419

European Analyst/Investor Inquiries:   Sally Ferguson            (020) 8047 5543
                                       David Mawdsley            (020) 8047 5564



GSK Biologicals:                       Stella Gu                 (32) 2 656 3533
                                       Chris Hunter-Ward         (32) 2 656 3075



References

1. Paavonen, J., Jenkins, D., Bosch, X., et al. Efficacy of a human papillomavirus (HPV)-16/18 L1 virus-like particle (VLP) AS04 vaccine: a phase III randomized, controlled trial in young women. The Lancet 2007; 369: 2161-2170

2. Giannini SL, et al. Enhanced humoral and memory B cellular immunity using HPV16/18 L1 VLP vaccine formulated with the MPL/aluminum salt combination
     (AS04) compared to aluminium salt only. Vaccine 2006 24: 5937-5949

3. Ferlay J, Bray P, Pizani P, Parkin DM. Cancer incidence, mortality and prevalence worldwide. Available at: GLOBOCAN 2002. Accessed September 20, 2005

4. Baseman J, Koutsky LA. The epidemiology of human papillomavirus infections. Journal of Clinical Virology 2005; 32S; S16-S24

5. Brown DR, Shew ML, Qadadri B, Neptune N, Vargas M, Tu W, Juliar BE, Breen TE, Fortenberry JD. A longitudinal study of genital human papillomavirus infection in a cohort of closely followed adolescent women. Journal Infectious Diseases 2005; 191: 182-192

6. Castle PE, Schiffman M et al. A prospective study of age trends in cervical human papillomavirus acquisition and persistence in Guanacaste, Costa Rica. Journal of Infectious Diseases 2005; 191; 1808-1816

7. Munoz N, Bosch FX, de Sanjose S,et al. Epidemiologic classification of human papillomavirus types associated with cervical cancer. New England Journal of Medicine 2003; 348: 518-527

8.   de Villiers E, Fauquet C, Broker T, Bernard H, zur Hausen H.
     Classification of papillomavirus. Virology 2004; 324: 17-27

9.   Munoz N, Bosch FX, Castellsague X, Diaz M, de Sanjose S, Hammouda D,
     Shah KV, Meijer CJLM. Against which human papillomavirus types shall we vaccinate and screen? The international perspective. International Journal of Cancer 2004; 111: 278-285




SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.



                                                             GlaxoSmithKline plc
                                                                    (Registrant)

Date: July 18, 2007                                       By: VICTORIA WHYTE
                                                              ------------------
                                                              Victoria Whyte
                                                 Authorised Signatory for and on
                                                   behalf of GlaxoSmithKline plc